Exhibit 99.1

Press Release Regarding the Acquisition of Heritage Insurance Agency, Ltd. by NBC Capital Corporation, Dated April 11, 2000


For Immediate Release                    Contact: Richard Haston
April 11, 2000                                    (662) 324-4258
                                                  Bryna Martin
                                                  (662) 324-4741


              NBC CAPITAL CORPORATION ANNOUNCES ACQUISITION OF
                         HERITAGE INSURANCE AGENCY

STARKVILLE--NBC Capital Corporation ("NBC") of Starkville, Mississippi, the holding company for National Bank of Commerce, executed a definitive agreement today to acquire Heritage Insurance Agency. This transaction is expected to close on April 28, 2000, subject to regulatory approval. Subsequent to the closing, Heritage Insurance will operate as part of Galloway-Chandler-McKinney ("GCM"), a wholly owned subsidiary of National Bank of Commerce. Heritage Insurance, located in Starkville, offers a full array of services, including auto, home, life, health and commercial insurance.

"We are indeed pleased to add these insurance services in Starkville, keeping with the company's goal of becoming a full financial services provider," states Lewis F. Mallory, Jr., chairman and chief executive officer of NBC. "With the addition of this agency, we will now be able to better serve the Starkville community in commercial and personal insurance services."

Pat Permenter CPCU, president of Heritage Insurance, is the principal owner of this agency and will remain in charge of the Starkville agency after the transaction is completed.

"We are pleased to join GCM, the largest insurance agency in the Golden Triangle," says Permenter. "The same people at Heritage Insurance will continue to the meet the needs of the Starkville area, but we will offer additional products and services to the community."

Jimmy Galloway, president of GCM, says the agency is excited about the acquisition of Heritage Insurance.

"This acquisition will allow GCM, as well as NBC, to reach our goal of expanding the insurance services market into the Starkville area," states Galloway. "We believe that Heritage Insurance, like us, shares a total commitment to customer service, and we are happy to have this organization join us."




                              Exhibit 99.2

Press Release Reporting First Quarter Earnings of NBC Capital Corporation and Disclosing its Successful Listing on the American Stock Exchange.



Contact: Richard T. Haston              For Immediate Release
     (662) 324-4258                         April 25, 2000




NBC CAPITAL CORPORATION REPORTS FIRST QUARTER EARNINGS


NBC Capital Corporation, the holding company for National Bank of Commerce, has released consolidated earnings information for the first quarter 2000 reflecting a return on average assets and average equity of 1.6% and 13.9%, respectively. Net income of $3.9 million compares to $3.4 million for the first quarter of 1999, which represents an increase of 14%. First quarter earnings per share were $.54 for 2000 compared to $.48 for the same quarter of 1999.

The Company's total assets at March 31, 2000 were $953 million compared to $939 million at March 31, 1999. Shareholders' equity was $113.0 million and $114.9 million at March 31, 2000, and 1999, respectively. Book value per share was $15.71 at March 31, 2000, compared to $15.94 at March 31, 1999.

NBC Capital Corporation completed its acquisitions of FFBS Bancorp, Inc., and Galloway-Chandler-McKinney Insurance Agency, Inc., as of the close of business on August 31, 1999 and September 30, 1999, respectively. These transactions were accounted for as poolings of interest. As a result of the accounting treatment, the 1999 amounts have been restated to reflect the merged companies as if the acquisitions had taken place on the first day of 1999.

On April 7, 2000, as previously reported, NBC Capital Corporation entered into a Definitive Agreement to acquire Heritage Insurance Agency in exchange for shares for its own common stock and cash. The transaction is expected to close April 28, 2000.

On April 20, 2000, NBC Capital Corporation listed its common stock on the American Stock Exchange. The ticker symbol is NBY. This listing will make it easier for NBC shareholders to buy and sell the company's stock.

"The public listing of the NBC stock is expected to increase the marketability of the company's shares and provide increased liquidity to shareholders," states Lewis F. Mallory, Jr., Chairman and Chief Executive Officer of NBC.



                               EXHIBIT 99.3

MERGER AGREEMENT BETWEEN NBC CAPITAL CORPORATION AND HERITAGE INSURANCE AGENCY, LTD.



This Merger Agreement ("Agreement") is executed this 7th day of April, 2000, by and between Heritage Insurance Agency, Ltd.("HIA"), a Mississippi Corporation, NBC Capital Corporation ("NBCCC"), a Mississippi Corporation, and National Bank of Commerce ("NBC"), a National Banking Association.


                                  RECITALS


WHEREAS, the respective Boards of Directors have approved the acquisition of HIA by NBC and deem the merger of HIA with and into NBC with NBC surviving, as provided herein ("the Merger") advisable and in the best interest of their respective corporations and shareholders; and

WHEREAS, the respective Boards of Directors have duly adopted resolutions approving this Agreement, and the Board of Directors of HIA has directed that it be submitted for required shareholder approval; and

WHEREAS, the parties desire and intend that the Merger qualify for federal income tax purposes as a reorganization under Section 368 (a) of the Internal Revenue Code of 1986, as Amended ("Code") and the regulations thereunder, and that this Agreement shall constitute a "plan of merger" for purposes of Section 368 of the Code; and

WHEREAS, the parties respectively desire to have certain representations, warranties and covenants made with respect to the Merger.

NOW, THEREFORE, in order to prescribe (a) the terms and conditions of the Merger, (b) the mode of carrying the same into effect, (c) the manner and basis for converting and exchanging the common shares of HIA into the right to receive common shares of capital stock of NBCCC ("NBCCC Common Stock"), and (d) such other provisions as are deemed necessary, these parties hereby agree as follows:





                               ARTICLE I
                     The Merger: Effective Time


     1.1  The Merger.      Subject to the terms and conditions of this
Agreement, at the Effective Time (as defined in Section 1.3 hereof), HIA shall be merged with and into NBC and the separate corporate existence of HIA shall then cease. NBC shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Mississippi, and the corporate existence of GCM shall continue with the effects specified by the Mississippi Business Corporation Act ("MBCA"). As a part of this transaction, the assets acquired by NBC shall be transferred to Galloway-Chandler-McKinney Insurance Agency, Inc., a wholly owned subsidiary of NBC ("GCM"), pursuant to I.R.C. Sec. 368(a)(2)(C).

     1.2  Effects of Merger.      On the closing, the separate existence
and corporate organization of HIA shall cease and all of its purposes, powers and objects, and all of its rights, assets, liabilities and obligations, shall pass to and vest in NBC as the surviving corporation without any conveyance or transfer, and NBC as the surviving corporation shall continue to be governed by the laws of the State of Mississippi and shall also succeed to all assets, rights, privileges, immunities and franchises of HIA in accordance with the MBCA. It is expressly acknowledged and agreed that NBC will not assume and shall not be liable, either expressly or impliedly, for any of the liabilities of HIA of any kind or nature other than those contained in its books and records and disclosed to NBC on Exhibit 1.2.

     1.3  Effective Time.      The Effective Time of the Merger shall be
the time and date set forth in the certificate of merger issued by the Secretary of State of the State of Mississippi pursuant to the MBCA.

     1.4  Basic Terms.    The total consideration for the Merger is
$350,862.31, to be adjusted as set forth below, (the "Merger Consideration"). The Merger Consideration is determined by increasing the base consideration of $313,500.00 by the amount of additional capital, not to exceed $50,000.00, required to be contributed to HIA prior to closing to increase shareholder equity to $0.00. The additional capital has been determined as of April 6, 2000, to be $37,362.31. Prior to closing, T. E. Lott & Company shall certify to the parties the final determination of additional capital required, and the Merger Consideration and Conversion Ratio shall be increased or decreased based upon such certification. Each Share of HIA Common Stock issued and outstanding at the Effective Time shall be converted into and become exchangeable for (i) cash payment of $940.50 and (ii) the number of shares of NBCCC Common Stock equal to the Conversion Ratio. In this Agreement, the term "Conversion Ratio" means a fraction, the numerator of which is equal to (i) $303,837.31 divided by
(ii) the average per share closing price of NBCCC Common Stock, as quoted by the Over-the-Counter Bulletin Board, for the 20 trading day period ending one day prior to the Effective Time ("Valuation Price"); and the denominator of which is equal to the number of shares of HIA issued and
outstanding as of the date of this Agreement.   Each issued and outstanding
share of NBC shall continue unchanged and remain outstanding as a share of common stock of the surviving corporation.

     HIA represents that, as of the date herein, 50 shares of HIA Common Stock (par value of $100.00) are outstanding.


     1.5. Exchange Procedures.      (a) At or prior to the Effective Time,
NBC shall deposit, or shall cause to be deposited, with SunTrust Bank, Atlanta (the "Exchange Agent"), for the benefit of the holders of certificates of HIA Common Stock for exchange in accordance with this
Article I, certificates representing the shares of NBCCC Common Stock and an estimated amount of cash to be paid in lieu of fractional shares to be paid pursuant to this Article I in exchange for outstanding shares of HIA Common Stock.

     (b) Holders of record of certificates which immediately prior to the Effective Time represented outstanding shares of HIA Common Stock (the "Certificates") shall be instructed to tender such Certificates to the Exchange Agent and shall thereupon be entitled to a certificate or certificates representing the number of whole shares of NBCCC Common Stock into which the shares represented by the Certificate(s) so surrendered (aggregating all Certificates surrendered by such holder) shall have been converted pursuant to this Agreement and a check representing the amount of any cash in lieu of fractional shares, if any, and dividends and distributions, if any, which such holder has the right to receive hereunder with respect to the Certificate(s) so surrendered, in each case after giving effect to any required withholding tax. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as the Exchange Agent may reasonably require.

     (c) All shares of NBCCC Common Stock issued upon surrender of Certificates in accordance with the terms hereof (including any cash paid pursuant to this Article I) shall be deemed to have been in full satisfaction of all rights pertaining to such shares of HIA Common Stock represented thereby. After the Effective Time, holders of Certificates shall cease to have rights with respect to the shares previously represented by such Certificates, and their sole rights shall be to exchange such Certificates for the consideration provided for in this Agreement.

     (d) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to NBCCC Common Stock having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this
Section 1.5. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of NBCCC Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore payable with respect to such whole shares of NBCCC Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of NBCCC Common Stock, less the amount of any withholding taxes which may be required thereon.

     1.6. No Fractional Shares.       Notwithstanding any other provision
of this Agreement, neither certificates nor scrip for fractional shares of NBCCC Common Stock shall be issued in the Merger. Each holder who otherwise would have been entitled to a fraction of a share of NBCCC Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Valuation Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

     1.7  Agreement.     The parties shall diligently pursue, and as
expeditiously as possible, execute Articles of Merger consistent with the provisions of this Agreement and shall use this Agreement and any amendments as provided for herein as the required Plan of Merger and satisfy the filing requirements of the State of Mississippi and other applicable law and regulations. Both parties shall agree to and take such action as may be necessary to qualify this transaction as a reorganization under Section 368 of the Internal Revenue Code and the regulations thereunder. Appropriate filings shall be made with regulatory agencies as required.

1.8  Subsequent Actions.      If, at any time after the Effective Time, NBC
shall deem that any documents or other actions are appropriate to confirm title or rights with respect to any property of HIA in connection with this Merger, the Officers and Directors of NBC are authorized to execute and deliver such documents in the name of NBC and/or HIA and take all such other actions considered appropriate to consummate this Agreement.

1.9  Reservation of Right to Revise Transaction.      NBC may at any time
change the method of effecting the acquisition of HIA by NBC, and HIA shall cooperate in such efforts, if and to the extent NBC deems such change to be desirable; provided, however, that no such change shall (A) alter or change the Merger Consideration, (B) adversely affect the tax treatment to HIA's shareholders as a result of receiving the Merger Consideration or (C) materially delay the consummation of the transactions contemplated by this Agreement.

                               ARTICLE II
                 Articles of Incorporation and By-Laws
                     of the Surviving Corporation

2.1  Articles of Incorporation.      The Articles of Incorporation of NBC,
as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, unless and until duly amended in accordance with the terms thereof and MBCA.

2.2  By-Laws.      The By-Laws of NBC, as in effect immediately prior to
the Effective Time, shall be the By-Laws of the Surviving Corporation unless and until duly amended in accordance with the terms thereof and the MBCA. No amendments to the Articles or By-Laws are contemplated at the present time.

                              ARTICLE III
          Officers and Directors of the Surviving Corporation


3.1  Directors.      The Directors of NBC, immediately prior to the
Effective Time shall be, from and after the Effective Time, the Directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

3.2  Officers.      The Officers of NBC, immediately prior to the Effective
Time shall become the Officers of the Surviving Corporation together with such present officers of HIA who may be duly appointed as additional officers of the Surviving Corporation.



                              ARTICLE IV
                 Representation and Warranties of HIA

HIA hereby makes the following representations and warranties to NBC:

4.1  Organization, Corporate Power and Qualification.     HIA is duly
organized, validly existing and in good standing under the laws of the State of Mississippi and is duly qualified to do business in each jurisdiction in which such corporation conducts business. HIA has the requisite power and authority to enter into and carry out the transactions contemplated by this Agreement.

4.2  Disclosures.     Any disclosure, other document, schedule or financial
statements provided by HIA to NBC are true, complete and accurate, have been based upon the information contained in its books and records and present fairly its assets, liabilities and financial condition as at the respective dates thereof and the results of its operations for the periods ended at the respective dates thereof, in each case prepared in conformity with GAAP applied on a consistent basis throughout the periods involved and with prior periods. All notes and accounts receivable shown on the balance sheet of HIA are valid receivables and current assets and are not subject to any valid counterclaim or set off. As of the Closing date, HIA will not have any liability whether accrued, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted other than the liabilities set forth on the face of its latest balance sheet and current liabilities which have arisen after the date of the last balance sheet in the ordinary course of business and consistent with the past practices.

4.3 Legal Proceedings. To the knowledge of HIA, there is no claim, legal action, suit, arbitration, governmental investigation or other legal or administrative proceeding, nor any order, decree or judgment in progress, pending or in effect, or, to the knowledge of HIA, threatened, against or relating to the business or relating to the transactions contemplated by this Agreement.

4.4  Capitalization.     The authorized capital stock of HIA consists of
Fifty (50) shares of common stock. At the close of business on April 6, 2000, there were Fifty (50) shares of such stock issued and outstanding. All issued and outstanding shares of HIA common stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights with no personal liability attached to the ownership thereof.


4.5  Authority; No Violation.      (a) HIA has full corporate power and
authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. These actions have been duly and validly approved by the Board of Directors and Shareholders of HIA.

(b) Neither the execution and delivery of this Agreement by HIA nor the consummation by HIA of the transaction contemplated hereby, nor compliance by HIA with any provision hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of HIA or (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to HIA or affecting its properties or assets, or
(iii) violate, conflict with, result in a breach of any provision of, constitute a default under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any such asset of HIA.

4.6  Consent and Approvals.     To the best of the knowledge of the HIA
officers and board, no permit, consent, approval or authorization of, or declaration, filing or registration with, any public body or authority is necessary in connection with this Agreement, its consummation, the transfer of HIA assets to NBC and the conduct by NBC of all business now conducted by HIA.

4.7  No Broker's or Finder's Fees.      No agent, broker, investment
banker, person or firm acting on behalf or under authority of HIA is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the or any other transaction contemplated hereby.

4.8  Compliance with Law.     To the knowledge of HIA, HIA  has been in
compliance in all respects with all applicable laws, except where such non-compliance would not have, in the aggregate, a material adverse effect on HIA, and HIA has not received notice from any governmental authority of any material violation of, and does not know of any material violations of, any applicable law.

4.9  Employee Benefits.     (a) Except as disclosed to NBC, HIA maintains,
contributes to or sponsors no funded deferred compensation plans (including profit sharing, pension, savings or stock bonus plans), unfunded deferred compensation arrangements or employee benefit plans as defined in Section 3(3) of ERISA. Except as disclosed to NBC, HIA (i) provides no health, medical, death or survivor benefits to any former employee or beneficiary thereof, or (ii) maintains any form of current (exclusive of base salary and base wages) or deferred compensation, bonus, stock option, stock appreciation right, severance pay, retirement, incentive, group or individual health insurance, welfare or similar plan or arrangement for the benefit of any single or class of directors, officers or employees, whether active or retired.

4.10 Information Furnished.     To the best knowledge of HIA, no statement
contained in any schedule, certificate or other document furnished or to be furnished in writing by or on behalf of HIA or any of its affiliates to NBC pursuant to this Agreement (whether prior to or subsequent to the date of this Agreement) contains or will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.11 Tax Matters.     HIA has duly and properly filed all federal, state,
local and other tax returns required to be filed by it and have made timely payments of all taxes due and payable, whether disputed or not; such tax returns are true, correct and complete in all material respects; the current status of audits of such tax returns by the IRS and other applicable agencies has been previously disclosed; and there is no agreement by HIA for the waiver or extension of time for the assessment or payment of any taxes payable. Neither the IRS nor any other taxing authority is now asserting or, to the best knowledge of HIA, threatening to assert any deficiency or claim for additional taxes, nor to the knowledge of HIA is there any basis for any such assertion or claim. HIA has complied in all material respects with applicable IRS backup withholding requirements and have filed all appropriate information reporting returns for all tax years for which the statute of limitations has not closed. HIA has complied with all applicable state law sales and use tax collection and reporting requirements.

4.12 Environmental Matters.   To the knowledge of HIA, HIA owns or leases
no properties affected by toxic waste. HIA has no knowledge of, nor has HIA received written notice from any governmental authority of, any conditions, activities, practices or incidents which are reasonably likely to interfere with or prevent compliance or continued compliance by HIA with hazardous substance laws or any regulation, order, decree, judgment or injunction, issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability on the part of HIA, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation against or of HIA, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant or chemical, or industrial, toxic or hazardous substance or waste. There is no civil, criminal or administrative claim, action, suit, proceeding, hearing or investigation pending or, to the best knowledge of HIA, threatened against HIA relating in any way to such hazardous substance laws or any regulation, order, decree, judgment or injunction issued, entered, promulgated or approved thereunder.

4.13 Insurance.      A schedule of all fire, life, liability and other
insurance policies in effect as to HIA (the "Insurance Policies") has been
previously disclosed to NBC.    The Insurance Policies are in full force
and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid, such premiums covering all periods from the date hereof up to and including the Effective Date shall have been paid on or before the Effective Date, to the extent then due and payable (other than retrospective premiums which may be payable with respect to worker's compensation insurance policies, adequate reserves for which are reflected in HIA's financial statements). The Insurance Policies are valid, outstanding and enforceable in accordance with their respective terms and will not in any way be affected by, or terminated or lapsed solely by reason of, the transactions contemplated by this Agreement. On or after the Effective Time, the Insurance Policies may be canceled in the discretion of NBC, and in such event, any returned or unearned premium will thereupon become the property of NBC.

4.14 Accounting and Tax Treatment.      HIA has not agreed to take any
action or taken or failed to take any action the result of which would (but without giving effect to any actions taken or agreed to be taken by NBC) prevent the Merger from qualifying as a "reorganization" under Section 368(a) of the Code.

4.15 Year 2000 Readiness.      HIA has taken all reasonable steps necessary
to address the computer software, accounting and record keeping issues raised in order for the data processing systems used in the business conducted by it to be substantially Year 2000 compliant on or before the end of 1999, and HIA does not expect the future cost of addressing such issues to be material.


                               ARTICLE V
            Representations and Warranties of NBCCC and NBC

NBCCC and NBC represent and warrant to HIA as follows:

5.1  Organization, Corporate Power and Qualification.     As a material
inducement to HIA to enter into this Agreement, NBCCC and NBC hereby jointly and severally represent and warrant that each of the corporations is duly organized, validly existing and in good standing under the laws of the State of Mississippi or the United States of America and qualified to do business in the jurisdictions in which it owns property or does
business.   This Agreement and each transaction document related thereto to which NBCCC and NBC are or become parties shall constitute valid and binding obligations of such corporations which are enforceable in accordance with its terms and its execution and performance will not conflict with or result in a breach of the terms, conditions or provisions of any other agreement of which they are parties or a violation of any regulatory provision applicable to such corporations.

5.2  Authority; No Violation.      NBCCC and NBC have full corporate power
and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Approval by the shareholders of NBCCC for this merger is not required because:

(a) The articles of incorporation of NBCCC will not differ from its articles before the merger;

(b) Each shareholder of NBCCC whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after;

(c) The number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of right and warrants issued pursuant to the merger), will not exceed by more than twenty percent (20%) the total number of voting shares of NBCCC outstanding immediately before the merger; and

(d) The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger), will not exceed by more than twenty percent (20%) the total number of participating shares outstanding immediately before the merger.

5.3  No Broker's or Finder's Fees.      No agent, broker, investment
banker, person or firm acting on behalf or under authority of NBCCC or NBC is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the Merger or any other transaction contemplated hereby.

5.4  Disclosure.     No representations and warranties by the parties in
this Agreement and no statement in this Agreement or any document or certificate furnished or to be furnished to the parties pursuant hereto contains or will contain any untrue statement or omit or will omit to state a fact necessary in order to make the statements contained therein not misleading.

                             ARTICLE VI
                      Covenants of the Parties

6.1  Exclusive Dealings.        HIA shall not authorize or permit any of
its officers, directors, employees or agents to directly or indirectly solicit, initiate, facilitate or encourage any inquiries relating to, or the making of any proposal which constitutes a tender or exchange offer, proposal for merger, consolidation or any other business combination involving HIA, or any proposal or offer to inquire in any manner a substantial equity interest in, or a substantial portion of the assets of HIA other than the transaction contemplated or permitted by this Agreement, or participate in any discussions or negotiations, or provide third parties with any non-public information, relating to any inquiry or proposal or otherwise facilitate any effort or attempt to make a takeover proposal.


6.2 Conduct of Business. During the period from the date of this Agreement to the Effective Time, HIA will conduct its business and engage in transactions only in the ordinary course and consistent with prudent practices. HIA will operate its business in substantially the same manner as before this Agreement, and will maintain and keep its property in good repair and properly insured. HIA will not, without the prior express consent of NBC (which will not be unreasonably withheld):

(a)  Pay any dividends prior to the Effective Time;

(b)  Hire new, additional or replacement employees;

(c)  Grant promotions to current employees;

(d) Make, incur, or agree to incur, any single capital expenditure which alone exceeds $3,000.00;

(e)  Pay, or agree to pay, any bonus to any employee, officer or director;

(f) Grant any raise or salary increase to any employee, officer, or director;

(g)  Enter into any contracts, contract renewals or extensions;

(h) Purchase, lease, encumber or sell any assets outside the normal course of business;

(i)  Cancel, or fail to continue, any insurance coverages;

(k) Cause any change in capitalization due, without limitation, to the issuance any additional shares of stock of any class, subscriptions, options, warrants, rights, calls agreements or commitments affecting in any manner whatsoever any equitable interest in HIA;

(l)  Declare any stock dividend or stock split;

(m) Establish any employee benefits in addition to those in effect on the date of this Agreement, as disclosed heretofore to NBC;

(n) Acquire, or agree to acquire, any new companies or lines of insurance business; and

(o)  Incur any indebtedness.

6.3  Current Information.     During the period from the date of this
Agreement to the Effective Time, HIA will cause designated representatives to confer on a regular and frequent basis with representatives of NBC to report the general status of its ongoing operations. HIA will promptly notify NBC of any material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations or hearings or any indication that such may be contemplated, or the institution or threat of litigation, and will keep NBC fully informed with respect to all such events.

6.4  Unusual Events.     Until the Effective Time, HIA and NBC shall
supplement or amend all relevant schedules with respect to any matter arising or discovered, which if existing or known at this date would have been required to be disclosed; provided, however, that subsequent disclosure shall not necessarily be deemed to have cured any misrepresentation or breach by concealment thereof.

6.5  HIA Employees.     All HIA employees will continue to serve at the
discretion of NBC.

6.6  Employee Benefit Plans.     The HIA group life and health plans will
be terminated on or before the Effective Time, and HIA employees who continue to serve as employees of NBCCC or NBC shall be afforded participation in NBC plans to the same extent as similarly situated NBCCC or NBC employees as permitted by the plans and by ERISA. Upon Entry into the NBC plans, HIA employees shall be credited for vesting purposes with the number of years of service for which they have been full-time employees of HIA. Funding for HIA employees will commence upon entry into NBC plans with no funding for prior years of service with HIA.

6.7  Securities Laws.     The parties receiving shares of stock in NBCCC
acknowledge that issuance of the shares is subject to the securities laws of the United States and the State of Mississippi, and to the rules and regulations thereunder, and that such shares may not be resold or otherwise transferred except pursuant to such laws and regulations.

6.8  Tax-Free Treatment.     Each of the parties hereto shall use
its reasonable best efforts to cause the Merger to constitute a "reorganization" under Section 368(a) of the Code.


                                    ARTICLE VII
                                Closing Conditions

7.1  Conditions to Each Party's Obligations Under this Agreement.    The
respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) This Agreement and the transaction contemplated hereby shall have been approved and adopted by the affirmative vote of the holders of the outstanding shares of HIA.


(b) Neither party hereto shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

(c)  NBC and HIA shall have received an opinion  of special tax advisor, T.
E. Lott & Company, to the effect that the transaction will be treated, and will qualify, as a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by HIA shareholders in the Merger except in connection with cash received by HIA shareholders.

(d) All permits, consents, waivers, clearances, approvals, and authorizations of all third parties, including but not limited to consents of insurance carriers for which HIA acts as issuing agent, HIA software licensors, and federal and state governmental bodies shall have been obtained in a form which is unconditional or which provides no conditions which would be unacceptable to either party, and all statutory waiting periods shall have expired.

7.2 Conditions Precedent to the Obligations of NBC. The obligations of NBC under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time of the following conditions, any one or more of which may be waived by NBC:

(a) Each of the obligations of HIA required to be performed by it at or prior to the closing pursuant to the terms of this Agreement shall have been duly performed and complied with and the representations and warranties of HIA contained in this Agreement shall be true and correct in all material respects as of the Effective Time as though made at the Effective Time (except as otherwise contemplated herein) and NBC shall have received a Certificate to that effect signed by the President and Secretary of HIA.

(b) All action required to be taken by, or on the part of, HIA and its shareholders to authorize the execution, delivery, and performance of this Agreement by HIA and the consummation of the transaction contemplated hereby shall have been duly and validly taken by the Board of Directors of HIA and its shareholders and NBC shall have received certified copies of the resolutions evidencing such authorization.

(c) NBC shall have received an opinion from counsel to HIA, dated as of the Effective Time, and in form an substance satisfactory to counsel for NBC. In rendering such opinion, counsel may rely as to matters of fact, upon such HIA officers or governmental officials as counsel deems appropriate.

(d) Each beneficial owner of shares of stock of HIA shall have executed and delivered to NBC an Investor Agreement in the form attached as Exhibit 7.2a.

(e) NBC shall have completed a due diligence review of HIA to its sole satisfaction, and prior to closing, nothing shall have come to the attention of NBC with respect to the operations, assets, financial condition or business of HIA which has or may have a material adverse effect on the condition of HIA as determined by NBC.

HIA shall furnish NBC such certificates sufficient to evidence fulfillment of the conditions set forth in this Section 7.2 as NBC may reasonably request.

7.3 Conditions Precedent to the Obligations of HIA under this Agreement. The obligations, conditions, covenants and agreements of HIA under this Agreement shall be further subject to the satisfactions, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by HIA:

(a) Each of the obligations of NBC required to be performed by it at or prior to the closing, pursuant to the terms of this Agreement shall have been duly performed and complied with and the representations and warranties of NBC contained in this Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Effective Time as though made at the Effective Time (except as otherwise contemplated herein) and HIA shall have received a certificate to that effect signed by the President and Secretary of NBC.

(b) All action required to be taken by, or on behalf of NBC to authorize the execution, delivery, and performance of this Agreement of NBC and consummation of the transaction contemplated hereby shall have been duly and validly taken by the Board of Directors of NBC and HIA shall have received certified copies of the resolutions evidencing such authorization.


(c) All permits, consents, waivers, clearances, approvals and authorizations of all third parties and governmental bodies shall have been obtained by NBC which are necessary in connection with the consummation of the Merger and the transaction contemplated hereby and which by the terms herein are to be obtained by NBC.

(d) HIA shall have received an opinion from counsel to NBC, dated as of the Effective Time, and in form and substance satisfactory to counsel for HIA. In rendering such opinion, counsel may rely as to matters of fact, upon such NBC officers or governmental officials as counsel deems appropriate.

(e) NBC shall have added HIA as an additional insured under the current GCM errors and omissions insurance coverage and other liability coverage, and NBC shall bear the cost of such coverage.



                            ARTICLE VIII
                              Closing

8.1  Time and Place.     Subject to the provisions hereof, the closing of
the transaction contemplated hereby shall take place at the offices of Gholson, Hicks and Nichols on or before April 30, 2000, or such date as may be agreed upon by NBC and HIA.

8.2  Deliveries at Closing.     Subject to the provisions  hereof, at the
closing there shall be delivered to NBC and HIA the opinions, certificates, and other documents required under the provisions of this agreement.


                             ARTICLE IX

                  Termination, Amendment and Waiver

9.1  Termination.     This Agreement may be terminated at any time prior to
the Effective Time, under the following conditions:

(a)  The mutual consent of NBC and HIA;

(b) By either party upon denial of shareholder or regulatory approval in a form which provides conditions which would be unacceptable to either party as provided for herein;

(c) By HIA in the event that prior to the Effective Time it is determined that the Merger will not qualify as a reorganization under Section 368(a) of the Internal Revenue Code as determined by special tax counsel;

(d) By either party, if at the time of such determination there shall be a material adverse change in the financial condition of the other party from that set forth in the financial statements for the period ending December 31, 1999;

(e) By the non-breaching party in the event of a material breach in the provisions of this Agreement, and said breach has not been cured within 30 days of written notice by the non-breaching party to the other party setting out in specific detail the nature of the claimed material breach.

9.2  Effect of Termination.      In the event of termination of this
Agreement as provided herein, this Agreement shall forthwith become void and except as provided in Section 10.3 hereof there shall be no further liability on the part of NBC or HIA, or their respective officers or directors, other than liability for any default or breach hereunder occurring prior to such termination, to the extent permitted by applicable law.

9.3  Amendments and Waivers.      Subject to applicable law, at any time
prior to the consummation of the Merger, by action taken by the respective Boards of Directors, the parties may (a) amend this Agreement, (b) extend the time of the performance of any of the obligations or other acts of the other parties hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements and conditions contained in Articles VI and VII. Provided, however, after approval hereto by the HIA shareholders, there may not be, without further approval of such shareholders, any amendment, extension or waiver which changes the amount or form of the consideration to be delivered to HIA and its shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                               ARTICLE X
                             Miscellaneous

10.1 Expenses.     In the event this Agreement is consummated, all
reasonable expenses subsequent to the Effective Time of the Merger in connection with this Agreement and the transactions hereunder, will be paid by NBC. All expenses, including, but not limited to, legal fees incurred in connection with the merger and up to the Effective Time shall be paid by the party incurring such costs.

10.2 Breach/Specific Performance.     (a) In the event either party
breaches any of the terms and conditions of this Agreement, and the other party is required to employ legal counsel, or institute legal action, in order to enforce its rights under the terms and conditions of this agreement, the successful party shall be entitled to recover from the breaching party all reasonable expenses, attorney fees, court costs and other expenses incidental to said action.

(b) In the event either party fails or refuses to carry out the terms and conditions of this Agreement in any respect, or to complete the transactions contemplated hereunder, the other party shall have the right, in addition to the recovery of all damages, incidental or consequential, as a result of said breach or failure, to obtain an order of specific performance of this Agreement in any court of competent jurisdiction.

10.3 Disclosures.    Upon the execution of this Agreement, the Merger shall
be announced by these parties in a mutually agreed upon manner.

10.4 Parties in Interest.     This Agreement shall be binding upon and
shall inure to the benefit of the parties hereto and their respective successors and assigns, provided, however, that neither this Agreement nor any rights or obligations hereunder may be assigned by either party without prior written consent of the other.

10.5 Survival of Representations.     None of the representations,
warranties, covenants and agreements contained in this Agreement shall survive the Effective Time or termination of this Agreement, except for those contained herein which by their terms apply in whole or in part after the Effective Time or termination of this Agreement. Representations, warranties covenants and agreements contained herein with respect to exchange procedures, rights of former HIA shareholders, Dissenting Shareholders, subsequent actions required after the Effective Time, confidentiality, expenses, indemnification, exchange of stock options, officer positions, board seats, and employee benefits shall all survive the Effective Time and termination of this Agreement.

10.6 Waiver.      No delay or omission on the part of any party hereto in
exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

10.7 Counterparts.   This Agreement may be executed in any number of
counterparts, each of which shall be an original, but all of which together shall comprise one and the same instrument.

10.8 Notices.     All notices and other communications between the parties
shall be in writing and shall be deemed to have been duly given if delivered in person or by certified or registered mail, or by prepaid overnight delivery service:

To NBCCC:                Lewis F. Mallory, Jr.
                         and NBC National Bank of Commerce
                         Post Office Box 1187
                         Starkville, MS 39760

With copy to:            James C. Galloway, Jr.
                         Galloway-Chandler-McKinney
                           Insurance Agency, Inc.
                         Post Office Box 9670
                         Columbus, MS 39705-9670

With copy to:            William F. Gillis, Esq.
                         Gholson, Hicks & Nichols
                         Post Office Box 1111
                         Columbus, MS 39703-1111

To HIA:                  Pat Permenter
                         Heritage Insurance Agency, Inc.
                         Post Office Box 1431
                         Starkville, MS   39760

With copy to:            Joseph N. Studdard, Esq.
                         Studdard, Ray & Ford
                         Post Office Drawer 1018
                         Columbus, MS   39703-1018

or such other address as either party may designate by notice to the other.

10.9 Section Headings.    The section headings are for reference only and
shall not limit or control the mean of any provision of this agreement.

10.10  Governing Law.     This Agreement shall be governed by the laws of
the State of Mississippi, and the venue and jurisdiction of any action related to this agreement will be vested exclusively in the Federal and state courts of the state of Mississippi.

10.11  Entire Agreement.      This Agreement, with any schedules and
exhibits hereto, constitutes the entire agreement between these parties and is executed on behalf of and at the direction of the Boards of Directors of the respective parties. It is intended that this agreement constitute a binding agreement between the parties notwithstanding that there may be other matters unresolved and subject to negotiation at the time of its execution and the fact that its final consummation is conditioned and contingent upon the approvals set forth herein. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto, and their respective successors, any rights, remedies, obligations or liabilities, except for rights of directors, officers and employees of HIA and Thrift to enforce rights set forth herein applicable to them.

10.12  Drafting Party.   The provisions of this Agreement, and the
documents and instruments referred to herein, have been examined, negotiated, drafted and revised by counsel for each party hereto and no implication shall be drawn nor made against any party hereto by virtue of the drafting of this Agreement.


IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of this 7th day of April, 2000.





           NBC CAPITAL CORPORATION

           BY:  Lewis F. Mallory/S/
                LEWIS F. MALLORY, JR., Chairman of the Board
                   and Chief Executive Officer


           NATIONAL BANK OF COMMERCE

           BY:  Lewis F. Mallory/S/
                LEWIS F. MALLORY, JR., Chairman of the Board
                   and Chief Executive Officer


           HERITAGE INSURANCE AGENCY, LTD.

           BY:  Pat Permenter /S/
                PAT PERMENTER, President



STATE OF MISSISSIPPI

COUNTY OF LOWNDES

Personally appeared before me, the undersigned notary public in and for said county and state aforesaid, on this 7th day of April, 2000, within my jurisdiction, the within named Lewis F. Mallory, Jr., Chairman of the Board and Chief Executive Officer of NBC Capital Corporation, a Mississippi corporation, and National Bank of Commerce, a national banking organization, who acknowledged that he executed the foregoing instrument for and on behalf and as the act and deed of said corporation and bank, being duly authorized so to do.


                                      Rachel H. Hegwood /S/
                                      NOTARY PUBLIC

(SEAL)

My commission expires:
      9/14/2001




STATE OF MISSISSIPPI

COUNTY OF LOWNDES

Personally appeared before me, the undersigned notary public in and for said county and state aforesaid, on this 7th day of April, 2000, within my jurisdiction, the within named Pat Permenter, President of Heritage Insurance Agency, Ltd., a Mississippi corporation, who acknowledged that she executed the foregoing instrument for and on behalf and as the act and deed of said corporation, being duly authorized so to do.


                                      Rachel H. Hegwood /S/
                                      NOTARY PUBLIC
(SEAL)

My commission expires:
      9/14/2001




                                 Exhibit 1.2

                             Liabilities of HIA



1)   NBC Loan #13539780                           $25,050.00

2)   NBC Loan #13632155                           $ 9,182.66

3)   Bell South Directory Advertising Order       $   685.00/month

4)   Lease Agreement between HIA and
     Barbara Prine, 807 Hwy. 12W                  $ 1,650.00/month